SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Audience, Inc.

(Name of Subject Company)

Audience, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities)

Peter B. Santos

President and Chief Executive Officer

Audience, Inc.

3341 Fairchild Drive

Mountain View, California 94043

(650) 254-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael J. Danaher, Esq.

Julia Reigel, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-6811

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Audience, Inc., a Delaware corporation (“Audience”), filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the tender offer by Orange Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Knowles Corporation., a Delaware corporation (“Knowles”), to acquire all of the issued and outstanding shares of Audience’s common stock, $0.001 par value per share (the “Audience shares”), in exchange for the “offer consideration” (as defined in the Schedule 14D-9), and upon the terms and subject to the conditions set forth in the prospectus/offer to exchange (the “prospectus/offer to exchange”), which is part of a Registration Statement on Form S-4 that Knowles filed on May 19, 2015, as amended or supplemented from time to time, with the SEC, and which, with the related letter of transmittal, together constitute the “offer.” The offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended from time to time, the “Schedule TO”), filed by Purchaser and Knowles with the SEC on May 19, 2015.

Capitalized and other terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3, Past Contacts, Transactions, Negotiations and Agreements, of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the section entitled “Employment Agreements with Knowles” on page 7 in its entirety as follows:

“In order to induce Knowles and Purchaser to enter into the merger agreement, Mr. Auslander, Dr. Jim Steele, Audience’s Vice President of Engineering, three key engineering employees of Audience, and a key manager of one of Audience’s research and development facilities entered into letters relating to the ongoing employment of such employees with Knowles, Audience or one of their affiliates.

Mr. Auslander has been offered employment with Knowles for the position of Vice President, Strategic Marketing following and contingent upon the consummation of the merger. The terms of the employment offer include, but are not limited to, the following: (i) a base salary of $280,000; (ii) an annual target incentive bonus of 50% of the base salary; (iii) an annual equity award, valued, using the Black-Scholes Model, at $150,000 for the 2015 fiscal year and comprised of 75% options to purchase Knowles common stock and 25% restricted stock units with respect to Knowles common stock; and (iv) participation in Knowles’ various retirement plans, healthcare plans and other benefit programs. On May 16, 2014, Mr. Auslander’s offer letter was amended to add a retention bonus equal to 25% of Mr. Auslander’s base salary, if Mr. Auslander remains employed for one year from the date on which the effective time occurs. The agreement with Mr. Auslander also includes standard terms governing at-will employment, confidentiality, non-competition and assignment of intellectual property. The salary and bonus offered by Knowles are the same as Mr. Auslander’s current salary and bonus. Under his employment agreement with Audience, Mr. Auslander was granted options to purchase 75,000 shares of Audience common stock and a restricted stock unit with respect to Audience common stock of 30,000 shares, vesting over four years. The grant date fair value of such options and restricted stock units was $474,400 and $344,400, respectively, for a combined total of $818,800.”

Item 4.	The Solicitation or Recommendation.

Item 4, The Solicitation or Recommendation, of the Schedule 14D-9 is hereby amended and supplemented as follows:

By amending and restating the second sentence of the eighth full paragraph on page 10 in the section entitled “Background of the Offer and the Merger” in its entirety as follows:

“This discussion was the first between the parties on this topic and no price or deal terms were discussed.”

By amending and restating the fourth sentence of the first full paragraph on page 11 in the section entitled “Background of the Offer and the Merger” in its entirety as follows:

“After discussion, the Technology Committee recommended that the board of directors retain Deutsche Bank as its financial advisor in light of Deutsche Bank’s in-depth understanding of Audience, subject to the board’s evaluation of any conflicts Deutsche Bank may have.”

By amending and restating the fourth sentence of the second full paragraph on page 11 in the section entitled “Background of the Offer and the Merger” in its entirety as follows:

“In addition, the board of directors discussed the proposed formal retention of Deutsche Bank to serve as Audience’s financial advisor in connection with the ongoing consideration by the board of directors of possible strategic alternatives. The recommendation of the Technology Committee was noted, and the board of directors discussed potential conflicts of Deutsche Bank and other potential advisors, including recent past work done for potential strategic partners. Following such discussion, the board of directors determined that Deutsche Bank did not have potential conflicts that would prevent it from effectively advising Audience. Accordingly, the board of directors resolved to formally engage Deutsche Bank to serve as Audience’s financial advisor in connection with the ongoing consideration by the board of directors of possible strategic alternatives due to Deutsche Bank’s knowledge of Audience and industry, its qualifications, and balancing the risk of potential leaks involved in interviewing other advisors.”

By amending and restating the third sentence of the ninth full paragraph on page 14 in the section entitled “Background of the Offer and the Merger” in its entirety as follows:

“During this discussion, it was noted that Knowles’ proposal of $6.75 per share did not include a fixed-stock component, which generated the risk to Audience’s stockholders of receiving reduced consideration in the proposed transaction if the price of Knowles’ common stock declined between the signing of a definitive agreement and the closing of the proposed transaction. In addition, at that time, management and the board of directors had not yet anticipated the significant additional declines in orders from Audience’s largest customer, which would lead to further downward revisions in management’s forecasts and a reassessment of Audience’s future prospects. After such discussion, the board of directors determined to submit to Knowles a counterproposal at $7.25 per share with a fixed-value stock component.”

By inserting the following new sentence after the third sentence of the full paragraph that begins on page 16 and carries over to page 17 in the section entitled “Background of the Offer and the Merger”:

“In particular, the Deutsche Bank representative received clarification from Company B regarding Company B’s plan to finance an acquisition through a PIPE (private investment in public equity) financing combined with debt, but that Company B had not yet engaged with potential financing sources.”

By inserting the following new paragraph after the third full paragraph on page 17 in the section entitled “Background of the Offer and the Merger”:

“During the week of April 6, 2015, two Audience officers, Mr. Auslander and Dr. Steele, three key engineering employees of Audience, and a key manager of one of Audience’s research and development facilities received employment offers from Knowles. All such individuals discussed the content of their offer letters with Knowles during the period of time between receipt and acceptance of the offer letters. Five of the offer letters were accepted by April 13, 2015, and Mr. Auslander accepted Knowles’ offer on April 27, 2015. Mr. Auslander and Dr. Steele were represented by independent outside legal counsel in their negotiations with Knowles, and such negotiations resulted in changes to the terms of Knowles’ offers. Audience and Audience counsel were not involved in any of the negotiations.”

By inserting the following new sentence after the first sentence of the ninth full paragraph on page 17 in the section entitled “Background of the Offer and the Merger”:

“During this meeting, the parties discussed the customer’s general roadmap and Audience’s role in that roadmap.”

By amending and restating the third full paragraph on page 18 in the section entitled “Background of the Offer and the Merger” in its entirety as follows:

“On April 17, 2015, the Audience board of directors held a telephonic meeting. In attendance were members of Audience’s senior management and representatives of Deutsche Bank and WSGR. Among other things, the board of directors discussed the recent developments with Knowles. In addition, the Deutsche Bank representatives reviewed the history and status of discussions with other potential interested parties. The Audience board of directors also discussed the recent increase in the market price of Audience common stock. During the two weeks beginning March 30, 2015, the closing price averaged $4.64 per share. From April 14, 2015 through April 16, 2015, the closing price increased from $4.96 to $6.19 per share.

The board of directors concluded that the sudden price increase did not reflect Audience’s business and financial condition and/or Audience’s value. The board of directors was aware of press reports on April 15, 2015 that demand for the new flagship smartphone sold by Audience’s largest customer was projected to be higher than expected, which may have been a factor in the stock price increase. However, management and the board of directors did not believe Audience would be the beneficiary of such increased demand. On the contrary, that customer’s orders and order forecasts for Audience products had declined significantly. The board of directors also noted that Audience had not yet reported its earnings for the three months ended March 31, 2015 and its outlook for the following three months. The business outlook had worsened substantially since the prior quarter’s earnings release, in large part due to the reduced demand from Audience’s largest customer. The board of directors concluded that the earnings release for the three months ended March 31, 2015, with the reduced outlook for the three months ending June 30, 2015, would be likely to significantly depress Audience’s stock price. Furthermore, the board of directors concluded that the significant reductions in Audience’s forecasted revenues made it unlikely that another acquirer would offer a higher price than the offer received from Knowles. In addition, the board of directors determined that there was a significant risk that delays in negotiating a transaction could lead to substantial additional employee attrition, which would create additional difficulty in negotiating a transaction. As a result, the board of directors discussed potential alternative structures that could be proposed to Knowles, including a contingent value right structure in which a portion of the cash purchase price would be tied to future revenue milestones, with the aim of promptly concluding a deal with Knowles on the best possible terms.”

By amending and restating the full paragraph that begins on page 18 and carries over to page 19 in the section entitled “Background of the Offer and the Merger” in its entirety as follows:

“On April 20, 2015, Messrs. Santos and Palatnik held a conference call with representatives of Company B’s management in order to discuss Company B’s proposal of $6.50 to $7.50 per share, with a representative of Deutsche Bank in attendance. Although Company B had not yet received management’s latest downwardly revised forecasts for the second quarter of 2015 and for the year ended December 31, 2015, Audience’s management believed the discussion with Company B would permit Audience and its financial advisor to further understand the financing terms of Company B’s proposal. Accordingly, the parties discussed Company B’s proposal to use a PIPE financing to fund an acquisition, with fundraising conducted under a nondisclosure agreement and the financing being secured at closing. The Deutsche Bank representative discussed the risks of such an approach. Company B indicated that it would also consider a transaction with 30% to 35% of the price to be paid in stock and any needed funds raised through a PIPE financing and/or the issuance of debt.”

By amending and restating the fifth sentence of the first full paragraph on page 19 in the section entitled “Background of the Offer and the Merger” in its entirety as follows:

“In addition, the relative illiquidity of Company B’s stock as a result of Company B’s comparatively small capitalization rendered any transaction involving stock unfavorable to Audience’s stockholders.”

By amending and restating the seventh sub-bullet point on page 22 in the section entitled “Audience’s Reasons for the Offer and Merger” in its entirety as follows:

“• The board of directors’ view that the increase in the market price of Audience common stock beginning April 15, 2015 did not reflect Audience’s business and financial condition or the intrinsic value of the business and that the stock price increase would not be sustained once Audience reported its latest quarterly earnings and business outlook.”

By amending and restating the third bullet point on page 24 in the section entitled “Audience’s Reasons for the Offer and Merger” in its entirety as follows:

“• Knowles’ business, results of operations, financial condition, earnings and return to stockholders on a historical and prospective basis, in comparison to Audience’s declining revenues and cash reserves, its other ongoing business challenges, and expectations that the Audience stock price would decline.”

By amending and restating the fourth bullet point on page 24 in the section entitled “Audience’s Reasons for the Offer and Merger” in its entirety as follows:

“• The potential growth opportunities created by combining Audience’s noise suppression and voice enhancement technologies with Knowles’ scale and expertise in customized microphone designs for electronic devices, including the potential for Knowles to address the market for next-generation intelligent audio solutions and highly complementary products.

• The benefit to Audience stockholders of holding more liquid securities in a larger, stronger company.”

By amending and restating the last bullet point on page 24 in the section entitled “Audience’s Reasons for the Offer and Merger” in its entirety as follows:

“• The belief of the Audience board of directors that synergies between Knowles and Audience, including the complementary nature of the two companies’ products, the ability to offer Audience’s technologies to more customers through Knowles’ larger sales and distribution presence and efficiencies to be realized in combining work forces, would create opportunities for substantial pre-tax annualized cost savings, estimated by Audience to be approximately $20 million, thereby increasing the value of Knowles common stock that Audience stockholders would receive in the offer and merger.”

By inserting a new subsection on page 30 entitled “Transaction Overview” immediately prior to the subsection entitled “Historical Trading Analysis—Audience” as follows:

“Transaction Overview

Deutsche Bank calculated that Audience’s implied enterprise value in the transaction was approximately $86 million based upon the $5.00 implied value of the merger consideration comprised of 50% cash and 50% Knowles common stock and taking into account Audience management’s estimates of approximately $44 million in unrestricted cash and equivalents as of March 31, 2015. Deutsche Bank noted that this implied enterprise value resulted in (i) a multiple of enterprise value to calendar year 2014 revenue of 0.8x, (ii) a multiple of enterprise value to last quarter annualized revenue of 1.2x (based on the first quarter of 2015); and (iii) a multiple of enterprise value to Audience management estimates of 2015 revenue of 1.0x. Deutsche Bank also calculated that the implied value of the merger consideration of $5.00 per share represented (i) a premium of approximately 1% to the $4.96 closing price of the Audience common stock on April 14, 2015, the last day prior to the short period during which the price of the Audience common stock increased approximately 27.6% as described above under “Background of the Offer and the Merger” (which price resulted in an implied enterprise value of Audience of approximately $85 million); (ii) a discount of approximately 14% to the $5.53 closing price of the Audience common stock on April 28, 2015 (which price resulted in an implied enterprise value of Audience of approximately $100 million) and (iii) a premium of approximately 10% to the $4.72 average closing price for the Audience common stock for the 30-day period ended April 14, 2015 (which price resulted in an implied enterprise value of Audience of approximately $79 million). The foregoing enterprise values were calculated using the treasury method.”

By amending and restating the second paragraph of the subsection entitled “Historical Trading Analysis—Audience” on page 30 in its entirety as follows:

“Deutsche Bank noted that the closing price of Audience common stock on April 28, 2015, the last trading day prior to the date of the merger agreement, was $5.53 but that the closing price of Audience common stock on April 14, 2015, the last trading day prior to the date Knowles conducted customer due diligence in Korea, was $4.96 per share and that the average trading price for the 30 trading days ending on April 14, 2015 was $4.72 per share. The Audience board of directors believed that April 14, 2015 was a relevant measurement date because the board of directors determined that the subsequent increase in the price of Audience common stock did not reflect the commercial prospects of Audience, including recent significant declines in current and forecasted customer orders from Audience’s largest customer and management’s revised forecasts for the three months ending June 30, 2015 and the year ending December 31, 2015, which were to have been released in connection with Audience’s earnings call scheduled for April 30, 2015, as further described above in the sections entitled “—Background of the Offer and the Merger” and “—Audience’s Reasons for the Offer and Merger.”

By inserting the following new paragraph after the first paragraph of the subsection entitled “Analyst Price Targets—Audience” on page 30:

“The following table sets forth additional information with respect to these analyst reports:

Analyst	Date of Report	Price Target
Benchmark	February 6, 2015	$4.00
Chardan Capital Markets	February 6, 2015	$5.00
Credit Suisse	February 5, 2015	$4.00
Deutsche Bank	February 6, 2015	$4.00
JP Morgan	February 6, 2015	$10.00
Pacific Crest Securities	February 5, 2015	$5.00
	Mean	$5.33
	Median	$4.50

”

By amending and restating the subsection entitled “Selected Public Companies Analysis—Audience” beginning on page 30 in its entirety as follows:

“Selected Public Companies Analysis—Audience

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for Audience with corresponding financial information and valuation measurements for the following five companies with high revenue concentration from either Apple or Samsung and the following six small cap semiconductor companies with similar financial profiles to Audience:

Companies with Apple/Samsung Concentration:

•	Cirrus Logic Inc.

•	Dialog Semiconductor PLC

•	Himax Technologies, Inc.

•	OmniVision Technologies, Inc.

•	Silicon Image, Inc.

Small Cap Semi Vendors:

•	Applied Micro Circuits Corporation

•	Entropic Communications, Inc.

•	iKanos Communications, Inc.

•	InterMolecular, Inc.

•	O2 Micro International Limited

•	Sigma Designs, Inc.

Although none of the above selected companies is directly comparable to Audience, the companies included were chosen because they are publicly traded companies with certain financial and operating characteristics that, for purposes of analysis, may be considered similar to those of Audience. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in the opinion of Deutsche Bank, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based on the closing prices of the common stock of the selected companies on April 28, 2015, the last trading day prior to the date of the merger agreement, information contained in the most recent public filings of the selected companies, revenue for the most recently announced fiscal quarter and analyst consensus estimates of full year 2015 for each of the selected companies, Deutsche Bank calculated the multiples of enterprise value, which is referred to in this document as “EV,” to (i) last quarter annualized revenue, which is referred to in this document as “LQA” and (ii) 2015 estimated revenue, for each of the selected companies.

Information for Silicon Image, Inc. and Entropic Communications, Inc. took into account the respective share prices of each company as of one day prior to the announcement of their acquisitions by Lattice Semiconductor Corporation and MaxLinear, Inc. on January 27, 2015 and February 3, 2015, respectively.

Deutsche Bank also calculated the same multiples for Audience based upon the closing price of $5.53 per share of Audience common stock on April 28, 2015, the last trading day prior to the date of the merger agreement, and upon the implied value of the merger consideration of $5.00 per share. Deutsche Bank calculated the multiples based on both analyst consensus estimates and Audience management estimates.

In addition, based upon the information described above, Deutsche Bank calculated 2014 revenue growth and EBIT Margin (earnings before interest and taxes divided by net revenue) and estimated 2015 revenue growth for Audience and each of the selected companies.

The results of this analysis are summarized as follows:

	EV/Revenue		Revenue Growth		2014 EBIT Margin
	LQA	2015E	2014	2015E
Selected Companies with Apple/Samsung Concentration
Cirrus Logic Inc.	2.2x	2.3x	5%	25%	20%
Dialog Semiconductor PLC	2.1x	2.7x	28%	19%	20%
Himax Technologies, Inc.	1.0x	1.0x	9%	0%	9%
OmniVision Technologies, Inc.	0.9x	0.8x	(6%)	(5%)	8%
Silicon Image, Inc.	1.2x	1.5x	(7%)	(13%)	8%
Median	1.2x	1.5x
Selected Small Cap Semi Vendors
Applied Micro Circuits Corporation	2.4x	2.1x	(16%)	(7%)	(7%)
Entropic Communications, Inc.	0.8x	0.9x	(26%)	(11%)	(22%)
iKanos Communications, Inc.	0.7x	0.6x	(39%)	19%	(79%)
InterMolecular, Inc.	1.0x	1.1x	(29%)	(10%)	(29%)
O2 Micro International Limited	0.3x	0.2x	(14%)	(1%)	(22%)
Sigma Designs, Inc.	0.9x	0.9x	(6%)	14%	(0%)
Median	0.8x	0.9x
Audience at $5.53 on 4/28/15
Audience Management Estimates	1.4x	1.1x	(29%)	(21%)	(24%)
Audience at $5.00 merger consideration
Audience Management Estimates	1.2x	1.0x	(29%)	(21%)	(24%)

Based in part upon the trading multiples of the selected companies described above, as well as publicly available information relating to 2014 revenue growth and 2014 EBIT margin (earnings before interest and taxes divided by net revenue) for Audience and the selected companies, and Audience management estimates of 2015 revenue, and taking into account its professional judgment and experience, Deutsche Bank calculated ranges of estimated implied values per share of Audience common stock (i) of approximately $4.26 to $5.09 per share by applying multiples of enterprise value to LQA revenue of 0.9x to 1.2x derived from the selected companies with Apple/Samsung concentration, (ii) of approximately $3.70 to $4.54 per share by applying multiples of enterprise value to LQA revenue of 0.7x to 1.0x derived from the selected small cap semi vendors, (iii) of approximately $4.46 to $6.78 per share by applying multiples of enterprise value to 2015 estimated revenue of 0.8x to 1.5x derived from the selected companies with Apple/Samsung concentration and (iv) of approximately $3.78 to $5.46 per share by applying multiples of enterprise value to 2015 estimated revenue of 0.6x to 1.1x derived from the selected small cap semi vendors. Deutsche Bank did not weight the analyses relating to either the companies with Apple/Samsung concentration or the analyses relating to the small cap semi vendors more heavily than the other.

Deutsche Bank noted that Audience had a cash balance of approximately $44 million as of March 31, 2015, but that, based upon Audience management projections, that amount would decline by approximately $11 million (or approximately $0.42 per share) by the time of closing of the offer and the merger. Deutsche Bank also noted that, based upon Audience management’s projections, Audience would need to raise approximately $20 million in additional equity if it were to continue to operate on a standalone basis and that any such equity issuance would be expected to dilute the implied share prices described above.”

By amending and restating the subsection entitled “Discounted Cash Flow Analysis—Audience” on page 34 in its entirety as follows:

“Discounted Cash Flow Analysis—Audience

Deutsche Bank performed a discounted cash flow analysis of Audience using financial forecasts and other information and data provided by Audience’s management, including a cash balance of approximately $44 million as of March 31, 2015, to calculate a range of implied net present values per share of Audience common stock as of March 31, 2015.

In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 15.0% to 17.0% to (i) Audience’s management estimates of after-tax unlevered free cash flows for the period from March 31, 2015 through December 31, 2019, using the mid-year convention and (ii) estimated terminal values using a range of perpetuity growth rates of 3.0% to 5.0%. Deutsche Bank derived the foregoing range of discount rates by utilizing a weighed average cost of capital analysis based on certain financial metrics, including market risk premium and size premium for Audience and betas for Audience and the selected companies with Apple/Samsung concentration and selected small cap semi vendors described above. Deutsche Bank performed the discounted cash flow analysis on Audience common stock both without taking into account any additional equity financing and taking into account the dilutive impact of raising an additional $20 million in equity at discounts of 15%, 30% and 45% to the closing price of the Audience common stock of $5.53 per share on April 28, 2015. Deutsche Bank derived its range of equity discounts taking into account the range of discounts observed on recent PIPE offerings and, with guidance from management and the Audience board of directors, that the price of Audience common stock would likely decline significantly following announcement of updated guidance.

This analysis resulted in a range of implied present values per share of Audience common stock, without taking into account any additional equity financing, of approximately $4.38 to $6.20 per share. Deutsche Bank noted that this resulted in a range of implied terminal FY+1 revenue multiples of 0.7x to 1.0x. Taking into account the issuance of an additional $20 million in equity, this analysis resulted in ranged of implied present values per share of Audience common stock of (i) approximately $3.76 to $5.33 per share assuming the additional equity is raised at a 15% discount to the current stock price, (ii) approximately $3.65 to $5.18 per share assuming the additional equity is raised at a 30% discount to the current stock price and (iii) approximately $3.50 to $4.95 per share assuming the additional equity is raised at a 45% discount to the current stock price.”

By inserting the following new paragraph after the first paragraph of the subsection entitled “Analyst Price Targets—Knowles” on page 35:

“The following table sets forth additional information with respect to these analyst reports:

Analyst	Date of Report	Price Target
Topeka	April 15, 2015	$23.00
Lake Street Capital	April 15, 2015	$23.00
JMP Securities	April 15, 2015	$27.00
Stephens	April 15, 2015	$21.00
Robert W. Baird	April 15, 2015	$23.00
CJS Securities	April 15, 2015	$29.00
Craig-Hallum	April 15, 2015	$23.00
FBR Capital Markets	April 15, 2015	$15.00
	Mean	$23.00
	Median	$23.00

”

By amending and restating the first paragraph on page 36 in the subsection entitled “Selected Public Companies Analysis—Knowles” in its entirety as follows:

“In addition, based upon the information described above, Deutsche Bank calculated estimated 2015 and 2016 gross margin, and estimated 2015 and 2016 EBIT margin for Knowles and each of the selected companies.

The results of this analysis are summarized as follows:

	EV/EBIT (2015E)	P/E (2015E)	EV/EBIT (2016E)	P/E (2016E)	Gross margin		EBIT Margin
					(2015E)	(2016E)	(2015E)	(2016E)
Selected Companies
AAC Technologies Holdings Inc.	13.5x	14.7x	11.7x	12.5x	41%	41%	29%	29%
Cirrus Logic, Inc.	12.1x	15.9x	12.2x	15.6x	48%	46%	19%	17%
Dialog Semiconductor plc	13.7x	18.0x	11.9x	14.7x	45%	45%	19%	20%
GoerTek Inc.	19.9x	23.8x	15.2x	17.9x	28%	29%	16%	17%
Himax Technologies, Inc.	11.9x	18.2x	9.0x	14.1x	25%	25%	9%	10%
InvenSense, Inc.	N/M	24.2x	24.3x	17.3x	49%	48%	6%	12%
OmniVision Technologies Inc.	10.3x	16.2x	N/M	12.4x	22%	N/A	7%	N/A
Silicon Image Inc.	28.8x	N/M	17.8x	N/M	60%	60%	5%	8%
Median	13.5x	18.0x	12.0x	14.7x	43%	45%	13%	17%
Knowles at $19.56 closing price on 4/28/15
Analyst Consensus Estimates	23.2x	24.0	11.9x	12.0x	29%	34%	8%	15%
Knowles Management Estimates	15.3x	N/A	N/A	N/A	—	N/A	—	N/A

A multiple was considered not meaningful if there were losses for the relevant period.”

By inserting a new subsection on page 36 entitled “Additional Information” immediately prior to the subsection entitled “Miscellaneous” as follows:

“Additional Information

Deutsche Bank observed certain additional information that was not considered part of Deutsche Bank’s financial analysis with respect to its opinion but was noted for informational purposes. Specifically, Deutsche Bank performed an illustrative pro forma transaction analysis of the potential financial impact of the offer and the merger on Knowles assuming a June 30, 2015 closing date and using the implied value of the merger consideration of $5.00 per share, comprised of 50% cash and 50% Knowles common stock, Wall Street consensus estimates of 2016 earnings per share for Knowles and Audience’s 2016 estimates provided by Audience management. This analysis was performed with and without taking into account a $20 million pre-tax synergies estimate provided by management of Knowles, and approved for Deutsche Bank’s use by Audience. Deutsche Bank’s analysis indicated that the offer and the merger would be approximately 10% dilutive to Knowles on an earnings per share basis as compared to Knowles on a standalone basis for 2016 without taking into account such synergies and would be approximately 3% accretive to Knowles on an earnings per share basis as compared to Knowles on a standalone basis for 2016 after taking into account such synergies.”

By amending and restating the subsection entitled “The April 24 Projection” beginning on page 39 and carrying over to page 40 in its entirety as follows:

“The April 24 Projection

The following table presents selected unaudited prospective financial data, which was prepared on April 24, 2015:

	2015E	2016E	2017E	2018E	2019E
Total revenue	$90	$149	$207	$238	$262
Gross profit(1)	47	81	113	129	139
Operating income (loss)(2)	(41)	(9)	18	31	39
EBITDA(3) (excluding stock based compensation expense)	$(35)	$(2)	$25	$39	$48
LESS: Depreciation and amortization	(7)	(7)	(7)	(8)	(9)
LESS: Stock based compensation	(8)	(8)	(10)	(11)	(11)

EBIT (4) (including stock based compensation expense)	$(49)	$(17)	$8	$20	$28
LESS: Cash taxes(5)	0	0	0	0	(3)
PLUS: Depreciation and amortization	7	7	7	8	9
LESS: Capital expenditures(6)	(6)	(6)	(7)	(7)	(8)
LESS: Change in net working capital(7)	7	(2)	(6)	(3)	(3)

Free Cash Flow(8)	(41)	(19)	3	18	22

(1)	“Gross profit” means total revenue less cost of goods sold.
(2)	“Operating income (loss)” means net income (loss) from operations under U.S. GAAP less stock based compensation and amortization of intangible assets.
(3)	“EBITDA” means operating income (loss) from operations under U.S. GAAP less stock based compensation and plus depreciation and amortization.
(4)	“EBIT” means operating income (loss) from operations under U.S. GAAP less amortization of intangible assets.
(5)	“Cash taxes” means taxes expected to be payable as a cash expense.
(6)	“Capital expenditures” means expected purchases of property, plant and/or equipment.
(7)	“Change in net working capital” means the annual change in current assets less cash and equivalents, less current liabilities less current portion of long-term debt.
(8)	“Free Cash Flow” means earnings before interest and taxes (inclusive of stock based compensation expense and other income/net), less taxes, plus depreciation and amortization, less capital expenditures and less the amount of any increase or plus the amount of any decrease in net working capital.”

Item 8.	Additional Information.

Item 8, Additional Information, of the Schedule 14D-9 is hereby amended and supplemented as follows:

By inserting the following new sentence after the first sentence of the second full paragraph on page 41 in the section entitled “Regulatory Approvals”:

“On June 10, 2015, Knowles received notice from the Korea Fair Trade Commission clearing the transaction and stating that the transaction does not violate Article 7(1) (Restrictions on Business Combinations) of the Korean Antitrust Laws.”

By amending and restating the third full paragraph on page 41 in the section entitled “Regulatory Approvals” in its entirety as follows:

“At any time before or after the completion of the merger, and notwithstanding the termination or expiration of the waiting period under the Korean Antitrust Laws, any state or foreign regulatory body could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Notwithstanding the clearance of the merger by the Korea Fair Trade Commission, antitrust authorities in other jurisdictions, including the United States, may also take action under their antitrust laws, even if no notification of the transaction is required. In addition, certain private parties as well as state attorneys general and other antitrust authorities could challenge the transaction under antitrust laws in certain circumstances.”

By amending and restating the subsection entitled “Certain Legal Proceedings” immediately prior to the subsection entitled “Merger-Related Compensation” in its entirety as follows:

“Certain Legal Proceedings

Between May 15 and May 29, 2015, five substantially similar purported class action lawsuits challenging the proposed transaction were filed in the Superior Court of California, Santa Clara County (the “Court”), captioned Hall v. Audience, Inc., et al. (Case No. 1-15-CV-280778), Mohamadi v. Gyani, et al. (Case No. 1-15-CV-280931), Kamentsev v. Audience, Inc., et al. (Case No. 1-15-CV-281063), De Souza v. Santos et al. (Case No. 1-15-CV-281131) and Malfatti v. Audience, Inc. et al. (Case No. 1-15-CV-281241), respectively (collectively, the “Litigation”). Knowles, Purchaser and Audience believe that the plaintiff’s allegations in the Litigation are without merit.

On May 29, 2015, the parties to the Litigation filed an agreed Proposed Order and Stipulation Consolidating Actions, Designating Actions Complex and Appointing Interim Co-Lead Plaintiffs and Interim Co-Lead Counsel agreeing to consolidate each of such cases and designating the Mohamadi complaint as the operative complaint for the consolidated Litigation.

On June 10, 2015, the parties to the Litigation reached an agreement-in-principle providing for the settlement of the Litigation on the terms and conditions set forth in a memorandum of understanding (the “MOU”). Pursuant to the terms of the MOU, without agreeing that any of the claims in the Litigation have merit or that any supplemental disclosure was required under any applicable statute, rule, regulation or law, Audience agreed to make certain supplemental and amended disclosures in this Schedule 14D-9. The MOU further provides that following the successful completion of confirmatory discovery, among other things: (a) the parties to the MOU will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Court for review and approval; (b) the Stipulation will provide for dismissal of the Litigation; (c) the Stipulation will include a general release of defendants to the Litigation and certain other persons or entities acting for or on behalf of any of them and each of them of claims relating to the transaction; and (d) the proposed settlement is conditioned on final approval by the Court after notice to Audience stockholders. There can be no assurance that the settlement will be finalized or that the Court will approve the settlement.”

By amending and restating the first sentence of the first full paragraph on page 47 in the section entitled “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” in its entirety as follows:

“This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties.

By amending and restating the last paragraph on page 48 in the section entitled “Where You Can Find More Information” in its entirety as follows:

“Audience will amend this Schedule 14D-9 promptly if any material change occurs in the information set forth in this Schedule 14D-9 in accordance with applicable law.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUDIENCE, INC.

By:	/s/ Peter B. Santos
Name:	Peter B. Santos
Title:	President and Chief Executive Officer

Dated: June 10, 2015